SEC
Mail Processing
Section

MAY 16 2022

Washington DC
413

22006866

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-24841

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Opal Securities, Inc. DBA Southampton Investment Services Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

395 Hudson St. Suite 701
(No. and Street)

New York (City) NY (State) 10014 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Zachary Goldberg (Name) (Area Code – Telephone Number) zachary.goldberg@rocketmail.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Adeptus Partners LLC
(Name – if individual, state last, first, and middle name)

244 West 54th Street, 9th Floor (Address) New York (City) NY (State) 10019 (Zip Code)

01/06/2010 (Date of Registration with PCAOB)(if applicable) 3686 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Zachary Goldberg, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Opal Securities, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Co-CEO

NICOLE P MAJORS
Notary Public - State of New York
NO. 01MA6410407
Qualified in New York County
My Commission Expires Oct 26, 2024

2/15/2023
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OPAL SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2021

These financial statements and schedules should be deemed confidential pursuant to Subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

OPAL SECURITIES, INC.

Table of Contents

	PAGE
SEC Form X-17A-5	1
Report of Independent Registered Public Accounting Firm	2
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholders' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 9
Supplementary Information	
Schedule I Statement of Net Capital	10
Schedule II Determination of Reserve Requirements	11
Schedule III Information Relating to Possession or Control	11
Exemption Report Pursuant to Rule 17a-5 of the Securities Exchange Commission And Report of Independent Registered Public Accounting Firm	12-13

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
200 Mamaroneck Avenue, Suite 502
White Plains, NY 10601
Phone: 212.758.8050
Fax: 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Opal Securities, Inc.
f/k/a Southampton Investment Services Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Opal Securities, Inc. f/k/a Southampton Investment Services, Inc. as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Opal Securities, Inc. f/k/a Southampton Investment Services, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Opal Securities, Inc. f/k/a Southampton Investment Services, Inc's management. Our responsibility is to express an opinion on Opal Securities, Inc. f/k/a Southampton Investment Services Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Southampton Investment Services Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules 1 and 2 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Opal Securities, Inc. f/k/a Southampton Investment Services, Inc's financial statements. The supplemental information is the responsibility of Opal Securities, Inc. f/k/a Southampton Investment Services Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules 1 and 2 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Adeptus Partners, LLC

We have served as the Company's auditor since 2021.

Ocean, NJ
May 3, 2022

OPAL SECURITIES, INC.

Statement of Financial Condition
December 31, 2021

ASSETS

Cash and Cash Equivalents	$	27,588
Total Assets	$	27,588

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts Payable and Accrued Expenses	$	9,800
Total Liabilities		9,800

STOCKHOLDERS' EQUITY

Common Stock, no par value, 20,000 shares authorized, issued, and outstanding		-
Additional Paid-in-Capital		159,256
Accumulated Deficit		(141,468)
Total Stockholders' Equity		17,788
Total Liabilities and Stockholders' Equity	$	27,588

The accompanying notes are an integral part of these financial statements

OPAL SECURITIES, INC.

Statement of Operations
For the Year Ended December 31, 2021

REVENUES		
Commissions	$	-
Interest and Divends		-
Total Revenues		-
EXPENSES		
Professional Fees		18,895
Regulatory Fees		1,664
Other Operating Expenses		1,369
Total Expenses		21,928
NET LOSS	$	(21,928)

The accompanying notes are an integral part of these financial statements

OPAL SECURITIES, INC.

Statement of Stockholders' Equity
For the Year Ended December 31, 2021

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Beginning balance, January 1, 2021	$ -	$ 159,256	$ (119,540)	$ 39,716
Net Loss			(21,928)	(21,928)
Ending balance, December 31, 2021	$ -	$ 159,256	$ (141,468)	$ 17,788

OPAL SECURITIES, INC.

Statement of Cash Flows
For the Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(21,928)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in assets		
Accounts Payable and Accrued Expenses		4,700
Total adjustments		4,700
Net cash used in operating activities		(17,228)
Net decrease in cash		(17,228)
Cash at beginning of year		44,816
Cash at end of year	$	27,588

Supplemental Disclosures of Cash Flow Information

Cash Paid During the Year For:		
Interest	$	-
State income taxes	$	-

The accompanying notes are an integral part of these financial statements

Note 1: ORGANIZATION

Opal Securities, Inc. (F.K.A. Southampton Investment Services, Inc.) (a C-Corporation) (the "Company") was incorporated in the State of Pennsylvania on April 15, 1980. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

In October of 2021, 100% of the Company's stock was sold to OS Holdings, Inc. Subsequent to the sale, the Company underwent a name change from Southampton Investment Services, Inc. to Opal Securities, Inc. As of December 31, 2021, the Company was in the process of a Change in Membership Application, which management expects to be approved imminently. The Company has offices in New York, NY and Woodland Hills, California.

The Company conducts business as an introducing broker dealer. The Company does not carry customer funds or securities. During the year ended December 31, 2021, the Company was not engaged in any revenue generating business activity.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

(c) Basis of Accounting and Revenue Recognition (ASC 606)

The financial statements of the Company have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables and other liabilities. Commissions income (and the recognition of related expenses), if any, are recorded on trade date basis.

(d) Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.
>
> Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
>
> Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2021.

Note 3: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is Company's policy to review, as necessary, the credit standing of each counter party.

Note 4: NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires the maintenance of both minimum net capital and a maximum ratio of aggregate indebtedness to net capital. Minimum net capital is the greater of $5,000 or 6 2/3 percent of aggregate indebtedness which is $653. In this case the minimum net capital is $5,000. As of December 31, 2021, the Company's net capital of $17,788 exceeded the minimum net capital requirement of $5,000 by $12,788, and the Company's ratio of aggregate indebtedness of $9,800 to net capital was 0.55:1 which is less than the 15:1 maximum ratio required.

Note 5: PROVISION FOR INCOME TAXES

For income tax purposes, the Company operates as a "C" corporation. Income taxes are accounted for under the asset and liability method in accordance with Accounting Standards Codification ("ASC") 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and tax credit carryforwards.

ASC 740-10 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2020, the Company had a net operating loss carryforward of approximately $76,000 which is set to expire in 2039. The valuation allowance as of December 31, 2020 was $19,000 establishing an offset to the deferred tax asset arising from the carryforward.

During 2021, the Company underwent an ownership change. Under IRC § 382(a), the loss carryforward from 2020 will be significantly limited. Under IRC § 382(a), the amount of the loss corporation's taxable income that can be offset following an "ownership change", by pre-change losses, is limited annually to a prescribed rate times the value of the loss corporation's stock immediately before the ownership change. Due to this provision, Management has reduced the deferred tax asset to zero.

The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. The Company is subject to examination by the taxing agencies for fiscal years ended December 31, 2018, 2019 and 2020.

Note 6: SUBSEQUENT EVENTS

Management has reviewed subsequent events through May 3, 2022, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

Note 7: GOING CONCERN

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had minimal revenues in 2021 and a loss from operations. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. However, the parent company has pledged any required additional support to the Company to enable it to continue as a going concern and maintain required regulatory minimum net capital.

OPAL SECURITIES, INC.

Schedule I
Statement of Net Capital
December 31, 2021

	Focus 12/31/21	Audit 12/31/21	Change
Stockholders' Equity, December 31, 2021	$ 17,788	$ 17,788	-
Less: Non-allowable Assets	-	-	
Tentative net capital	17,788	17,788	-
Haircuts:	-	-	-
NET CAPITAL	17,788	17,788	-
Minimum net capital	5,000	5,000	-
Excess net capital	$ 12,788	$ 12,788	-
Aggregate indebtedness	$ 9,800	$ 9,800	-
Ratio of aggregate indebtedness to net capital	0.55	0.55	

Reconciliation: There were no noted differences between the audited financial statements and the focus filed at December 31, 2021.

OPAL SECURITIES, INC.

December 31, 2021

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation due to the limited nature of its business.

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements due to the limited nature of its business..

Adeptus Partners, LLC
Accountants | Advisors
200 Mamaroneck Avenue, Suite 502
White Plains, NY 10601
Phone: 212.758.8050
Fax: 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Opal Securities, Inc.
f/k/a Southampton Investment Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Opal Securities, Inc. f/k/a Southampton Investment Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Opal Securities, Inc. f/k/a Southampton Investment Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (exemption provisions) and (2) Opal Securities, Inc. f/k/a Southampton Investment Services, Inc. stated that Opal Securities, Inc. f/k/a Southampton Investment Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Opal Securities, Inc. f/k/a Southampton Investment Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Opal Securities, Inc. f/k/a Southampton Investment Services, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners, LLC

Ocean, NJ
May 3, 2022

Opal Securities, Inc.

Assertions Regarding Exemption Provisions

We, as directors of management of Opal Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

(1) The Company is not subject to 17 C.F.R. § 240.15c3-3 due to the limited nature of its business.

(2) The company did not handle any customer cash or securities during the year ended December 31, 2021 and does not have any customer accounts.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2021 through December 31, 2021.

Opal Securities, Inc.

By:

Zachary Goldberg, Co-CEO
(Name and Title)